Exhibit 99.2

Foresight Autonomous Holdings Ltd. (‘the company’)

Voting form pursuant to the Israeli Companies (Written Voting and Position Papers) Regulations, 5766-2005 (‘the Regulations’)

Part 1

1.	Name of the company: Foresight Autonomous Holdings Ltd.

2.	Type of general meeting, the date and the place of convening it:

A special general meeting of the shareholders of the company (hereinafter: ‘the general meeting’) that will take place on Monday, July 17, 2017, at 3:00 p.m. Israel Time, at the offices of the company’s legal advisers, Eitan Mehulal & Sadot, Law Offices, at 10 Abba Eban Boulevard, Ackerstein Towers, Building C (floor 7), Herzliya (hereinafter: ‘the offices of the legal advisers’). A deferred meeting, if required, will take place on Monday, July 24, 2017, at the same time and the same place.

3.	Details of the items on the agenda and the wording of the proposed resolutions

3.1	To approve the extension of the term of office of the firm of Brightman, Almagor, Zohar & Co., as the firm of independent auditors of the company until the end of the next annual general meeting of the company, and to authorize the Board of Directors of the company to determine its remuneration.

3.2	To approve the company’s remuneration policy, in the form attached as Annex A of the report convening the meeting, to which this voting form is attached (hereinafter: ‘the Meeting Report’).

3.3	To appoint Mrs. Vered Raz-Avayo as a director of the company, in accordance with the Articles of Association of the company.

3.4	To appoint Mr. Daniel Avidan as an external director of the company for a term of office of three years, starting on the date of the meeting’s approval.

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3.5	To reappoint Mr. Zeev Levenberg as an external director of the company for an additional (third) term of office of three years, starting on the date of the meeting’s approval.

3.6	To approve the issuance of 300,000 non-tradable options of the company, which can be exercised for 300,000 ordinary shares of the company without a nominal value, for the candidate for holding office as a director of the company, Mrs. Vered Raz-Avayo (subject to her appointment as director of the company, pursuant to section 1.4 of the Meeting Report), and subject to the amendment of the remuneration policy of the company, as stated in section 1.3 of the Meeting Report, for each of the external directors of the company, Messrs. Zeev Levenberg (subject to his appointment for an additional term of office as external director of the company, as stated in section 1.6 of the Meeting Report), and Avishay Cohen, and for the candidate to hold office as an external director of the company, Mr. Daniel Avidan (subject to his appointment as an external director of the company, pursuant to section 1.5 of the Meeting Report), as stated in part 2 of the Meeting Report.

3.7	To issue 970,000 non-tradable options of the company, which can be exercised for 970,000 ordinary shares of the company without a nominal value, to 12 employees of Magna – B.S.P Ltd. (hereinafter: ‘Magna’), the direct controlling owner of the company, as stated in part 3 of the Meeting Report.

3.8	To give the company approval to enter into a liability insurance policy for directors and officers of the company, and to insure, pursuant to the terms of the policy, both the directors and officers of the company that are not the controlling owner of the company or a relation thereof, and the directors and officers that are the controlling owner of the company or a relation thereof, pursuant to the terms of the proposed policy, as stated in part 3 of the Meeting Report.

For further details with regard to the items on the agenda of the general meeting, see the Meeting Report published by the company with regard to the general meeting at the distribution site and at the Stock Exchange’s site, as stated in section 4 below.

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4.	The place and time that it is possible to inspect the full wording of the proposed resolutions

It is possible to inspect the wording of the proposed resolutions, the wording of the immediate report published by the company with regard to the general meeting, the voting form and the position papers (according to the meaning thereof in section 88 of the Israeli Companies Law, 5759-1999 (hereinafter: ‘the Companies Law’), insofar as there will be any), subject to any law, at the offices of the company’s legal advisers, Eitan, Mehulal & Sadot, at 10 Abba Eban Boulevard, Ackerstein Towers, Building C (floor 7), Herzliya, by prior arrangement with Adv. Gregory Irgo, of the form of the company’s legal advisers, at telephone: 09-9726000, fax. 09-9726001, on Sundays-Thursdays, between 10:00 a.m. Israel Time and 5:00 p.m. Israel Time, until the date of convening the general meeting for approval of the resolutions on the agenda, and at the distribution site of the Israel Securities Authority at the address: http://magna.isa.gov.il (hereinafter and hereinbefore: ‘the distribution site’) and at the Internet site of the Tel-Aviv Stock Exchange Ltd. at the address: http://maya.tase.co.il (hereinafter and hereinbefore: ‘the Stock Exchange’s site’).

5.	The majority required to adopt the resolutions on the agenda

5.1	The majority required for approval of the item on the agenda as stated in sections 3.1 and 3.3 above is a majority of the votes of the shareholders that are entitled to take part in the meeting and that took part in the voting.

5.2	The majority required for approval of the item on the agenda as stated in section 3.2 above, pursuant to the provisions of section 267A(b) of the Companies Law, is a majority of the votes of the shareholders that are entitled to take part in the meeting and that took part in the voting, provided that one of the following is satisfied:

5.2.1	The majority vote at the general meeting includes a majority of all the votes of the shareholders who are not controlling owners of the company or parties with a personal interest in the approval of the remuneration policy, who took part in the vote; when counting all the votes of the aforesaid shareholders, the votes of abstainers will not be taken into account; someone who has a personal interest shall be subject to the provisions of section 276, mutatis mutandis;

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5.2.2	The number of votes against from among the shareholders stated in section 5.2.1 did not exceed two percent of all the voting rights in the company.

5.3	The majority required for approval of the items on the agenda as stated in sections 3.4 to 3.5 above is as provided in sections 245(a1)(2) and 239(b) of the Companies Law, namely, a majority of the votes of the shareholders that are present at the meeting, entitled to take part in the voting and that voted thereat, provided that one of the following is satisfied:

5.3.1	The majority vote at the general meeting includes a majority of all the votes of the shareholders who are not controlling owners of the company or parties with a personal interest in the approval of the appointment, other than a personal interest that is not a result of his connections with the controlling owner, who took part in the vote; when counting all the votes of the aforesaid shareholders, the votes of abstainers will not be taken into account; someone who has a personal interest shall be subject to the provisions of section 276 of the Companies Law, mutatis mutandis;

5.3.2	The number of votes against from among the shareholders stated in section 5.3.1 above did not exceed two percent of all the voting rights in the company.

5.4	The majority required for approval of the item on the agenda as stated in section 3.6 above is in accordance with the provisions of section 273(a) of the Companies Law, namely a majority of the votes of the shareholders that are entitled to take part in the meeting and that take part in the voting.

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5.5	The majority required for approval of the items on the agenda as stated in sections 3.7 and 3.8 above is in accordance with the provisions of section 275(a)(3) of the Companies Law, namely a majority of the votes of the shareholders that are entitled to take part in the meeting and that take part in the voting, provided that one of the following is satisfied:

5.5.1	The majority vote at the general meeting includes a majority of all the votes of the shareholders who do not have a personal interest in the approval of the transaction, who took part in the vote; when counting all the votes of the aforesaid shareholders, the votes of abstainers will not be taken into account;

5.5.2	The number of votes against from among the shareholders stated in section 5.5.1 above did not exceed two percent of all the voting rights in the company.

5.6	With regard to the item on the agenda as stated in section 3.2 above, it should be stated that according to the provisions of section 267A(c) of the Companies Law, the Remuneration Committee and subsequently the Board of Directors of the company are entitled to approve the amended remuneration policy even if the general meeting will oppose its approval, insofar as the Remuneration Committee and subsequently the Board of Directors will decide, on the basis of detailed reasons and after reconsidering the amended remuneration policy, that approval of the amended remuneration policy, despite the opposition of the general meeting, is in the best interests of the company.

6.	Notice regarding a personal interest or connection

In the second part of this voting form, there is a place for indicating the existence of absence of a connection or other characteristic with regard to the resolutions on the agenda, as required pursuant to the Companies Law and the Regulations, and a place for describing the nature of the relevant connection, if there is one. It should be clarified that if a shareholder does not indicate the existence or absence of such a connection and/or does not described its nature, his vote shall not be counted.

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7.	The quorum for the meeting and deferred meeting

Pursuant to the company’s Articles, the deliberations at the meeting will begin if there is a quorum present within half an hour of the time determined for starting the meeting. At a general meeting (whether ordinary or extraordinary), two shareholders who are present in person or by proxy and who jointly hold at least a third of the voting rights in the company will constitute a quorum, unless otherwise required by any law. If half an hour after the time determined for the meeting there is no quorum, the meeting will be cancelled if it was convened by a request pursuant to the Companies Law, but in any other case it will be deferred to the same day the next week, at the same time and the same place, or on any other day and/or at any other time and/or any other place as the Board of Directors shall determine in a notice to the shareholders. If at the deferred meeting there is no quorum half an hour after the time determined for the meeting, then the meeting will take place with any number of participants whatsoever for the purpose of deliberations and adopting resolutions on the matters for which the meeting was convened.

8.	Validity of the voting form

The written vote will be effected by means of the second part of this voting form, in which the shareholder will state the manner of his vote with regard to the decisions on the agenda. The voting form will be valid only if the following documents are attached to it and if it is delivered to the company (including by registered mail) up to four (4) hours before the time of the meeting, i.e., up to Monday, July 17, 2017, at 11:00 a.m. Israel Time:

An unregistered shareholder1 – a certificate of ownership as of the effective date (see section 13 below).

A registered shareholder2 – a photocopy of an identity card, passport or certificate of incorporation.

9.	Voting by means of an electronic voting system

An unregistered shareholder may vote by means of a voting form that will be sent to the company via the electronic voting system (as defined below), all of which pursuant and subject to the conditions determined in the Regulations.

After the effective date as defined in section 13 below, upon receipt of an identifying number and an access code from the Tel-Aviv Stock Exchange company and after an identification process, an unregistered shareholder may vote via the electronic system that operates pursuant to article B of the Chapter G2 of the Israeli Securities Law, 5728-1968 (hereinafter: ‘the electronic voting system’ and ‘the Securities Law,’ respectively). The address of the electronic voting system, according to the meaning thereof in section 44K of the Securities Law, is https://votes.isa.gov.il.

1 Someone in whose favor shares are registered with a stockbroker and those shares are included among the shares listed in the Register of Shareholders in the name of the Registration Company.

2 A shareholder registered in the company's books.

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Pursuant and subject to the conditions determined in the Regulations and the instructions of the Israel Securities Authority on this matter, the voting by means of the electronic voting system shall be possible up to six (6) hours before the time of convening the meeting or an earlier time that will be determined by the Israel Securities Authority, provided that it is not more than 12 hours before the time of convening the meeting (hereinafter: ‘the time of closing the system’). It should be clarified that a vote by means of the electronic voting system can be changed or cancelled up to the time of closing the system, and it will not be possible to change it by means of the system after that time.

If a shareholder voted in more than one way as aforesaid, his later vote will be counted, where a vote of a shareholder in person or by proxy at the meeting shall be regarded as later than a vote by means of a voting form.

10.	Address for delivery of voting forms and position papers

At the offices of the company’s legal advisers, Eitan, Mehulal & Sadot, at 10 Abba Eban Boulevard, Ackerstein Towers, Building C (floor 7), Herzliya, to Adv. Gregory Irgo.

11.	The last date for sending position papers to the company by the shareholders and the response of the Board of Directors

The last date for sending position papers of shareholders to the company is: July 7, 2017.

The last date for sending a response of the Board of Directors to the position papers is: July 12, 2017.

12.	Addresses of the Internet sites where it is possible to find the voting forms and the position papers

The wording of the voting form and the position papers, insofar as there will be any, can be found on the distribution site and the Stock Exchange’s site at the following addresses:

The distribution site: www.magna.isa.gov.il.

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The Stock Exchange’s site is: www.tase.co.il.

13.	The effective date

The effective date, for the purpose of the entitlement of shareholders to participate and vote at the aforesaid meeting, as stated in section 182(b) and (c) of the Companies Law and regulation 3 of the Regulations, is the trading day on the Tel-Aviv Stock Exchange Ltd. that will occur on Monday, June 12, 2017 (hereinafter: ‘the effective date’). If there is no trading on the effective date, then the effective date will be the last trading day that preceded this date.

14.	Receipt of ownership certificate

A shareholder whose shares are registered with a stockbroker is entitled to receive the ownership certificate from the stockbroker through whom he holds his shares, at a branch of the stockbroker or at the post office to his address, in return for postage only, if he so requests, and a request for this purpose shall be given in advance for a specific securities account.

15.	Receipt of voting forms and position papers

An unregistered shareholder is entitled to receive by email, for no consideration, a link to the wording of the voting form and position papers at the distribution site, from the stockbroker through which he holds his shares, unless he gave notice to the stockbroker that he is not interested in receiving a link as aforesaid or that he is interested in receiving voting forms by mail in return for payment. A notice regarding voting forms shall also apply to the receipt of position papers.

16.	Inspection of the voting form

One or more shareholders who hold on the effective date shares in an amount that constitutes five percent or more of the total voting rights in the company, and someone who holds the aforesaid percentage of the total voting rights that are not held by a controlling owner of the company as defined in section 268 of the Companies Law (hereinafter: ‘controlling owner’) is entitled in person or by proxy, after the convening of the general meeting, to inspect the voting forms at the company’s registered office, during normal working hours, as stated in regulation 10 of the Regulations.

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The number of shares that constitutes 5% of the total voting rights in the company is: 4,924,448 ordinary shares of the company.

The number of shares that constitutes 5% of the total voting rights in the company that are not held by a controlling owner is: 3,130,242 ordinary shares of the company.

17.	After the publication of this Meeting Report, it is possible that there will be changes to the agenda, including the addition of an item to the agenda, position papers may be published, and it will be possible to inspect the current agenda and the position papers in the company’s reports that will be published on the distribution site.

A request of a shareholder pursuant to section 66(b) of the Companies Law to include an item on the agenda of the meeting shall be delivered to the company up to seven days after the convening of the meeting. If such a request is submitted, it is possible that the item will be added to the agenda and its details will appear on the distribution site. In such a case, the company will publish an amended voting form together with an amended Meeting Report, no later than seven days after the last date for the submission of a request of a shareholder to include an item on the agenda. The publication of the revised agenda shall not change the effective date as determined in the notice of the convening of the meeting.

A shareholder shall state the manner of his vote on the items on the agenda in the second part of this voting form

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Part 2

Foresight Autonomous Holdings Ltd. (‘the company’)

Voting form pursuant to the Israeli Companies (Written Voting and Position Papers) Regulations, 5766-2005

Name of the company: Foresight Autonomous Holdings Ltd.

Address of the company (for delivery and sending of voting forms): the offices of the company’s legal advisers, Eitan, Mehulal & Sadot, at 10 Abba Eban Boulevard, Ackerstein Towers, Building C (floor 7), Herzliya.

Company no.: 520036062.

Date of the meeting: Monday, 17 July 2017, at 3:00 p.m. Israel Time

Type of the meeting: special general meeting.

The effective date for the ownership of the shares for the purpose of the right to vote at the general meeting: the trading day on the Tel-Aviv Stock Exchange Ltd. that will occur on Monday, June 12, 2017 (hereinafter: ‘the effective date’). If there is no trading on the effective date, then the effective date will be the last trading day preceding that date.

Details of the shareholder:

Name of the shareholder – ________________________________________

ID no. – ____________________________________________

If the shareholder does not have an Israeli identity card:

Passport no. – ___________________________________________

The country where it was issued – ________________________________

Valid until – ____________________________________________

If the shareholder is a corporation:

Corporation no. – ________________________________________

Country of incorporation – __________________________________________

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Is the shareholder one of the following types of shareholder?3

1.	An interested party[4] –	Yes / no

2.	A senior officer[5] –	Yes / no

3.	An institutional investor[6] –	Yes / no

 Manner of voting:

The items on the agenda	The manner of voting[7]			Are you a controlling owner, someone with a personal interest in the resolution, a senior officer or an institutional investor?[8]
	For	Abstain	Against	Yes*	No
1. To approve the extension of the term of office of the firm of Brightman, Almagor, Zohar & Co., as the firm of independent auditors of the company until the end of the next annual general meeting of the company, and to authorize the Board of Directors of the company to determine its remuneration.
2. To approve the company’s remuneration policy, in the form attached as Annex A of the Meeting Report.
3. To appoint Mrs. Vered Raz-Avayo as a director of the company, in accordance with the Articles of Association of the company.
4. To appoint Mr. Daniel Avidan as an external director of the company for a term of office of three years, starting on the date of the meeting’s approval.
5. To reappoint Mr. Zeev Levenberg as an external director of the company for an additional (third) term of office of three years, starting on the date of the meeting’s approval.

3 Please circle the appropriate option in each of the sections.

4 As defined in section 1 of the Securities Law.

5 As defined in section 37(d) of the Securities Law.

6 As defined in regulation 1 of the Control of Financial Services (Provident Funds) (Participation of a Management Company at a General Meeting), 5769-2009, and a mutual fund manager according to the meaning thereof in the Mutual Funds Law, 5754-1994.

7 No indication will be regarded as refraining to vote on that item.

8 If a shareholder does not complete this column or who marks ‘yes’ and does not give details, his vote will not be counted.

* Give details.

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The items on the agenda	The manner of voting[7]			Are you a controlling owner, someone with a personal interest in the resolution, a senior officer or an institutional investor?[8]
	For	Abstain	Against	Yes*	No
6. To approve the issuance of 300,000 non-tradable options of the company, which can be exercised for 300,000 ordinary shares of the company without a nominal value, for the candidate for holding office as a director of the company, Mrs. Vered Raz-Avayo (subject to her appointment as director of the company, pursuant to section 1.4 of the Meeting Report), and subject to the amendment of the remuneration policy of the company, as stated in section 1.3 of the Meeting Report, for each of the external directors of the company, Messrs. Zeev Levenberg (subject to his appointment for an additional term of office as external director of the company, as stated in section 1.6 of the Meeting Report), and Avishay Cohen, and for the candidate to hold office as an external director of the company, Mr. Daniel Avidan (subject to his appointment as an external director of the company, pursuant to section 1.5 of the Meeting Report), as stated in part 2 of the Meeting Report.
7. To issue 970,000 non-tradable options of the company, which can be exercised for 970,000 ordinary shares of the company without a nominal value, to 12 employees of Magna, the direct controlling owner of the company, as stated in part 3 of the Meeting Report.
8. To give the company approval to enter into a liability insurance policy for directors and officers of the company, and to insure, pursuant to the terms of the policy, both the directors and officers of the company that are not the controlling owner of the company or a relation thereof, and the directors and officers that are the controlling owner of the company or a relation thereof, pursuant to the terms of the proposed policy, as stated in part 3 of the Meeting Report.

* Please provide details if you mentioned that you are a controlling owner, someone with a personal interest in a resolution, a senior officer or an institutional investor:

_______________________________________________________________________________________________

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Date	Signature

Shareholders who hold shares through a stockbroker (pursuant to section 177(1) of the Israeli Companies Law, 5759-1999) – this voting form is valid only when an ownership certificate is attached, except in cases where the voting is through the electronic voting system.

Shareholders who are registered in the company’s Register of Shareholders – the voting form is valid when accompanied by a photocopy of the identity card / passport / certificate of incorporation.

*   *   *

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